================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                            -------------------------

                               AMENDMENT NO. 3 to

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) THE SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))

                          INTERNET CAPITAL GROUP, INC.
                        (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                     (Cusip Numbers of Class of Securities)

                            -------------------------


                              Henry N. Nassau, Esq.
                     Managing Director, General Counsel and
                                    Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
  of Person Authorized to Receive Notices and Communications on Behalf of the
                               Filing Person(s))

                                    Copy to:

                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                            -------------------------

                            CALCULATION OF FILING FEE

============================================================= ============================================================
                   Transaction Valuation*                                         Amount of Filing Fee
------------------------------------------------------------- ------------------------------------------------------------
                         $50,000,000                                                    $10,000
============================================================= ============================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.

[X] Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:          $10,000                        Filing party:                  Internet Capital Group, Inc.
Form or Registration No.         File No. 5-57841               Date Filed:                    October 1, 2001

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

         Internet Capital Group, Inc., a Delaware corporation ("Purchaser"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 1, 2001 and amended on October 17, 2001 and October 22, 2001 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $300,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 1, 2001, as it may be amended or supplemented (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

                  On October 30, 2001, Purchaser issued a press release announcing that Purchaser had extended the expiration date of the Offer until Midnight, New York City time on November 13, 2001. The Offer previously was scheduled to expire at Midnight, New York City time on October 29, 2001. As of that time, $20,880,000 principal amount of Notes were validly tendered and not withdrawn. The full text of the press release is filed as Exhibit (a)(5)(iii) hereto and is incorporated by reference.

Item 12.  Exhibits.

(a)(1)(i)+            Offer to Purchase.
(a)(1)(ii)+           Letter of Transmittal.
(a)(1)(iii)+          Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.
(a)(1)(iv)+           Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.
(a)(1)(v)+            Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.
(a)(1)(vi)+           Notice of Guaranteed Delivery.
(a)(5)(i)+            Press Release issued by Internet Capital Group, Inc. on September 28, 2001.
(a)(5)(ii)+           Press Release issued by Internet Capital Group, Inc. on October 22, 2001.
(a)(5)(iii)           Press Release issued by Internet Capital Group, Inc. on October 30, 2001.

+        Previously filed.

                                    SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          INTERNET CAPITAL GROUP, INC.


                          By: /s/ HENRY N. NASSAU
                              -----------------------------
                              Henry N. Nassau
                              Managing Director, General Counel and Secretary


                          Dated:  October 30, 2001

                                  EXHIBIT INDEX

Exhibit
Number            Description
------            -----------

(a)(1)(i)+        Offer to Purchase.
(a)(1)(ii)+       Letter of Transmittal.
(a)(1)(iii)+      Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)+       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.
(a)(1)(v)+        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute
                  Form W-9.
(a)(1)(vi)+       Notice of Guaranteed Delivery.
(a)(5)(i)+        Press Release issued by Internet Capital Group, Inc. on
                  September 28, 2001.
(a)(5)(ii)+       Press Release issued by Internet Capital Group, Inc. on
                  October 22, 2001.
(a)(5)(iii)       Press Release issued by Internet Capital Group, Inc. on
                  October 30, 2001.

+        Previously filed.